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                                                                  EXHIBIT A


June 24, 1999

Mr. James G. Groninger
Chairman
Special Committee of the
   Board of Directors
Designs, Inc.
66 B Street
Needham, MA 02494

Dear Mr. Groninger:

Your letter of June 11, 1999 is full of inaccuracies, material misrepresentations, and mischaracterizations as to what really occurred over the past few months. The statement that the company has "promptly and diligently" provided us with the information necessary to satisfy the conditions in our April 28, 1999 proposal is preposterous. In my opinion, the intention of your letter is to mislead the shareholders to give them the impression that you have provided us with everything we required, and have done so on a timely basis. That is clearly not the case.

The company has not met the conditions contained in my April 28, 1999 proposal in which we requested permission to speak with the existing shareholders of the company, including Stanley Berger, to discuss their possible interest in this proposed transaction. Designs denied this request, with the limited exception of allowing Stanley Berger to speak to Levi Strauss on our behalf. The only thing that you have essentially granted us is to use Mr. Berger as a reference, which is not what we requested. It makes no sense to us to go forward (and incur even more fees and expenses) unless we have a clear indication from Designs' other large shareholders of whether the terms of our proposal would be well received, and whether we can work with these shareholders.

The following are additional instances where the company has denied or delayed providing us the information necessary to fully conduct our due diligence:

$5 Million Tax Assessment: Despite numerous requests, it took us almost three months to get the information regarding the IRS $5 million tax assessment and we still have not been allowed to speak with Coopers & Lybrand, the accountants that prepared the tax return.

$2.3 Million Trust Agreement: The company reported that it established a $2.3 million trust for the purpose of funding "golden parachutes" for Messrs. Reichman and Semel and Ms. Faulkner. I presume the company had to borrow the money to fund this trust, and consequently, the shareholders are burdened by this significant interest expense. How can the company justify this needless substantial expense when the company lost approximately $76 million over the past 2 years. We have made numerous requests to the company for a copy of this document, but it has not been produced. Why?

Shields & Company, Inc. Engagement Letter: We have made numerous requests for the engagement letter between Designs, Inc. and Shields & Company, but the company has not given us a copy. The amount of the fee payable to Shields & Company could be a substantial expense in this transaction. Why?

Audit Work Papers: We have repeatedly asked the company for permission to review the current auditor's (Arthur Andersen) work papers, but they have not been provided to us. Why?

Inventory Appraisal: The proposals we received for financing require an inventory appraisal. The professional inventory evaluator that we hired at great expense was delayed access to the stores and other relevant information by the company, which caused additional delays of approximately four weeks.

Other Requests Which Were Denied or Delayed:
     Corporate Minutes
     Store Sales Data
     Corporate Contracts and Agreements
     Explanation of Certain Items on the Company's Balance Sheet
     Executive Benefits

Your refusal to allow us to speak with existing shareholders, and your failure to provide the above information on a timely basis has prevented me from concluding financing arrangements. Although we have several proposals for financing, the fees for obtaining a financing commitment in this proposed transaction would amount to in excess of $300,000, and the company would like me to incur that additional expense without knowing whether we have a deal.

We have already spent approximately $500,000 in time and money in an attempt to move this process forward for the benefit of all shareholders, and the inference that we are less than sincere is appalling. It is clear to me that the company?s agenda is to maintain the status quo, and not to sell the company as previously promised. The company's dilatory tactics have frustrated us and caused us to needlessly waste time and money, and any suggestion that you have been cooperative is ludicrous.

We believe that your correspondence and the recent 10-Q filing are false and misleading and may have violated securities laws, and we demand that you issue a curative statement. I had hoped that the management and Board of Directors of the company would have acted more responsibly in carrying out their fiduciary duty to the shareholders.

Our efforts have been continually thwarted by the fact that Designs failed to respond to our requests on a timely basis, failed to provide all of the information we requested, provided us with inaccurate and incomplete information, and made material misrepreresentations concerning the company and its business. And most importantly, you refused to satisfy all of the conditions of our proposal.

In view of these circumstances, we are withdrawing our proposal. We believe that it is in everyone's best interest to let the shareholders decide the future of the company at the Annual Meeting.

                                   Sincerely,


                                   /s/ Seymour Holtzman
                                   Seymour Holtzman
                                   Chairman and Chief Executive Officer